Exhibit (a)(15)

General Employee Q&A

1.	Can you explain today’s announcement?

These actions will strengthen the company’s ability to deliver future sustainable growth. These changes will enable us to further improve our global operations and efficiency to enhance our position as a leading global healthcare company.

2.	How long have you been considering these changes?

With every acquisition and review of our strategy, we always look for opportunities to deliver additional shareholder value. And with our recent global acquisitions we now have the critical mass to effect changes that shared services constructs can address in a meaningful way.

3.	Who and what business units will be impacted by today’s announcement?

Today Perrigo announced actions that will strengthen our ability to deliver future sustainable growth. These changes will enable us to further improve our global operations and efficiency to enhance our position as a leading global healthcare company. In summary, these actions will involve a number of strategic steps:

◦	Implementing a number of operational and cost efficiency measures;

◦	Refining our business portfolio, including commencing a sale process for the U.S. Vitamins, Minerals and Supplements (VMS) business;

◦
Undertaking initiatives to capture the benefits of the company’s global platform, consolidating and optimizing its global supply chain, procurement and research and development functions in Ireland; and

◦	Investing in our business by authorizing a $2 billion share repurchase plan.

As a result of these actions, we are confident that Perrigo will emerge from the Mylan tender offer period as a stronger company. Now is the time to take the next step in our strategy to leverage the powerful global platform we have built.

Further, we announced that John Hendrickson, formerly Executive Vice President, Global Operations and Supply Chain, will be promoted to the position of President, effective immediately, reporting to Perrigo Chairman and CEO Joseph Papa.

4.	What are John Hendrickson’s new responsibilities?

John’s promotion will streamline the top tier of our organizational structure by allowing Chairman and CEO Joseph Papa to focus on the company’s overall strategy and executing on our M&A priorities. John will focus on the transformational matters of the company with the purpose of supporting the businesses outline in the press release. Details of the structure and specifics of the organization will be forthcoming.

5.	Why are these initiatives being taken now?

We are confident that Perrigo will emerge from the Mylan tender offer period as a stronger company. Now is the time to take the next step in our strategy to leverage the powerful global platform we have built.

6.	How were these business areas identified?

We have been studying and evaluating various forms of shared services for the last several years. With our recent global acquisitions we now have the critical mass to effect changes that shared services constructs can address in a meaningful way.

7.	When will the company communicate further about organizational changes?

We plan to have additional information over the coming weeks.

8.	Are you taking these actions because of Mylan’s bid for Perrigo?

We believe Mylan’s bid is a terrible deal for Perrigo. The initiatives we are announcing today demonstrate that we are not a static company, that we have and will continue to seize on opportunities to create a stronger, and better company for you and our shareholders.

9.	What impact will this have on the Mylan tender offer?

To repeat: Mylan’s offer is a bad deal. Perrigo is better off on a standalone basis. These actions only make Perrigo stronger.

10.	Will there be layoffs in the impacted business areas? How many people will be laid off?

In total, Perrigo will reduce its workforce by approximately 800 employees, or approximately 6 percent of its current global headcount. A large percentage of the 800 are employees of the soon to be divested U.S. Vitamins, Minerals and Supplement (VMS). The remainder will consist of open positions that will not be filled, and selected position eliminations across several areas of the organization.

11.	Are there any alternatives to these layoffs?

The workforce reduction was one among a several options considered by the company. However, we are confident that the actions announced today will strengthen our ability to deliver future sustainable growth.

Forward-Looking Statements
Certain statements in this communication are forward-looking statements. These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, including future actions that may be taken by Mylan in furtherance of its unsolicited offer; the timing, amount and cost of share repurchases; and the ability to execute and achieve the desired benefits of announced initiatives. These and other important factors, including those discussed under “Risk Factors” in the Perrigo Company’s Form 10-K for the year ended June 27, 2015, as well as the Company’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this communication are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find it
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the exchange offer commenced by Mylan N.V., Perrigo has filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (“SEC”). Security holders are urged to read the solicitation/recommendation statement and other relevant materials if and when they become available because they will contain important information. The solicitation/recommendation statement and other SEC filings made by Perrigo may be obtained (when available) without charge at the SEC’s website at www.sec.gov and at the investor relations section of the Perrigo website at perrigo.investorroom.com. Shareholders may also obtain copies of the information by contacting Mackenzie Partners, Inc. at 212-929-5500 or 800-322-2885 Toll-Free in North America or by email at PRGO@mackenziepartners.com.

Irish Takeover Rules
The directors of Perrigo accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Perrigo (who have taken all reasonable care to ensure such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.